“Nanotechnology-Enabled Targeted Viricides” A Publicly Traded Issuer, “NNVC” www.nanoviricides.com

May 8, 2024

Division of Corporation Finance, Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: NanoViricides, Inc.
Form 10-K for Fiscal Year Ended June 30, 2023 Filed October 13, 2023

Response dated April 9, 2024
File No. 001-36081

Ladies and Gentlemen:

Please be advised that the undersigned is the duly-appointed Chief Financial Officer of NanoViricides, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Annual Report on Form 10-K, filed on October 13, 2023 (the “Form 10-K”) and the Issuer’s response dated April 9, 2024 (the “Response”), provided in your letter dated April 22, 2024 (the “Comment Letter”).

The purpose of this correspondence is to provide a response to the Comment Letter and provide explanation, where necessary of the Form 10-K filed on October 13, 2023. Our response follows the text of the Comment Letter, which we have reproduced below for your convenience.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 1: Business

The NanoViricide Platform Technology in Brief, page 5

1.      We note your response to prior comment 1 and reissue. Statements that conclude your clinical trials demonstrated the “safety” or “efficacy” of your product candidates are improper without regulatory approval, as conclusions related to safety and efficacy are within the sole authority of the FDA and comparable foreign regulators. In future filings, please discuss the objective results of your pre-clinical and clinical trials without concluding that such results demonstrate that your product candidates are safe or effective.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

“Nanotechnology-Enabled Targeted Viricides” A Publicly Traded Issuer, “NNVC” www.nanoviricides.com

The Issuer respectfully acknowledges the Staff’s comment and will revise future filings to discuss the objective results of our pre-clinical and clinical trials without concluding that such results demonstrate that our product candidates are safe or effective unless so evaluated by applicable regulatory authority.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ Meeta Vyas, CFO
Meeta Vyas, CFO

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com